United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
March 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Press Release
Signature Page

Press Release
Annex to the Proposal of Capital Increase through Capitalization of Reserves
Under Article 14 and Annex 14 of CVM Rule No. 481/09, we highlight the following:

DESCRIPTION	INFORMATION

1. Inform the capital increase amount	R$2,565,806,871.32

2. Inform the new capital amount	R$50,000,000,000.00

3. Inform whether the capital increase will occur through (a) the conversion of debentures into shares, (b) the exercise of preemptive rights or subscription bonds, (c) the capitalization of profits or reserves, or (d) subscription of new shares.
The proposal provides for the capital increase, through the capitalization of reserves, without the issuance of new shares.

4. Provide a detailed explanation on the capital increase reasons and its legal and economic consequences	Regarding Article 199 of Law 6,404 (with the new wording given by Law 11,638) the proposal aims to capitalize the excess of profit reserves comparing to the capital. Having carried out the distribution of earnings from the fiscal year ended December 31, 2009, profit reserves exceed paid-up capital by R$1,838,015,899.94, the proposal is to increase capital, without the issuance of new shares, in the total amount of R$2,565,806,871.32 comprised of (i) part of the expansion/investment reserve in the amount of R$2,434,823,990.37, (ii) the reinvestment reserve in the amount of R$41,140,354.68, and (iii) of the tax incentive reserve in the amount of R$89,842,526.27.

The proposed capital increase shall be deemed as an accounting increase, in which the amount of the reserve account is reassigned to the capital account. The current proposal does not bear economic consequences, since it is considered a transfer within the equity account.

As a result of the approval of the capital increase proposal, the caput of Article 5 of Vale’s Bylaws shall read as follows:

“Article 5º — The paid-up capital amounts to R$50,000,000,000.00 (fifty billion Reais)

DESCRIPTION	INFORMATION

corresponding to 5,365,304,100 (five billion, three hundred and sixty-five million, three hundred and four thousand one hundred) shares, being R$30,349,859,218.60 (thirty billion and three hundred forty-nine million, eight hundred and fifty-nine thousand, two hundred eighteen Reais and sixty cents), divided into 3,256,724,482 (three billion, two hundred fifty-six million, seven hundred twenty-four thousand, four hundred eighty-two) common shares and R$19,650,140,781.40 (nineteen billion, six hundred and fifty million, one hundred and forty thousand, seven hundred and eighty-one Reais and forty cents), divided into 2,108,579,618 (two billion, one hundred and eight million, five hundred and seventy-nine thousand and six hundred and eighteen) preferred Class “A” shares, including 12 (twelve) golden shares, all without nominal value.”

5. Provide a copy of the fiscal council report	Please see the document attached hereto.

6. In the event of capital increases through the capitalization of profits or reserves: (a) Inform if there will be change of nominal value of shares, if any, or the distribution of new shares to shareholders; (b) Inform whether the capitalization of profits or reserves will be effective with or without changing the number of shares issued by companies with shares with no par value; (c) In the event of distribution of new shares: (i) Inform the number of issued shares per each type and class, (ii) Provide the percentage that shareholders will receive in shares, (iii) Describe the rights, advantages and restrictions relating to shares to be issued, (iv) Inform the acquisition cost, in reais per share, to be allocated to shareholders in order to attend the Article 10 of Law # 9,249 dated December 26, 1995, (v) Inform the treatment of fractions, if any,; d) Inform the period provided for in §3 of Article 169 of Law# 6,404/1976; and (e) Inform and provide information and documents referred to in item 5 above, when applicable.
The capitalization of the reserves will be effective without changing the number of shares or the distribution of new shares among the shareholders and therefore, the provision contained in paragraph 3 of Article 169 of Law 6,404/76 does not apply.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: March 25, 2010	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations